Mail Stop 3561

April 26, 2007

John C. Cirone
Senior Vice President and General Counsel
Quicksilver Gas Services LP
777 West Rosedale Street, Suite 300
Forth Worth, TX 76104

      Re: **Quicksilver Gas Service LP**
              Amendment No. 1 to Registration Statement on Form S-1
              Filed March 30, 2007
              File No. 333-140599

Dear Mr. Cirone:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Summary, page 1</u>

1. We note your response to comment 4 in our letter dated March 14, 2007. We continue to note that sections of your summary are identical to your disclosures found in your business discussion. For example, your disclosures concerning the advantages of your relationship with Quicksilver Resources Inc. are identical. Please revise or advise.

2. We note your response to comment 5 in our letter dated March 14, 2007. We further note that you have taken the data from the cited reports or studies and submitted the data in a spreadsheet. Please send us copies of the actual documents to us, appropriately marked to highlight the sections relied upon, so we can verify the veracity of the data quoted in your disclosure document.

Formation Transactions and Partnership Structure, page 4

3. We note your indication here and elsewhere in your registration statement that the final allocation of common and subordinated units to be issued to Quicksilver and the Private Investors is not yet known as there will be adjustments for reimbursements to Quicksilver for funds advance by it for capital expenditures starting in January, 2007 to the date of closing. In an appropriate place in this registration statement, please explain how these adjustments will be calculated and what formula, if any, determines how many units will be issued. If you know how many additional units will need to be issued, please indicate this amount. Also, explain why the amounts allocated to the Private Investors will also be adjusted.

The Offering, page 8

4. In your discussion of "Use of Proceeds," you state that the distribution to Quicksilver of $102.4 million is a return of most of the initial investment by Quicksilver. Revise to disclose the total amount of the initial investment by Quicksilver.

Risk Factors, page 14

We Depend on our Cowtown Plant and our Cowtown Pipeline…, page 18

5. Please expand your disclosure to more specifically describe the "material adverse effect" that could result.

Use of Proceeds, page 34

6. Please update this discussion to make it consistent with that information that already appears on page 8 with respect to the summary discussion of the Use of Proceeds.

Our Cash Distribution Policy and Restrictions on Distributions, page 37

7. We note your response to comment 17 in our letter dated March 14, 2007. Please expand your disclosure to provide a brief description any material financial test or covenants so the investor can evaluate the impact of these provisions on your ability to meet your cash distribution policy.

Quicksilver Gas Services LP, Unaudited Pro Forma Available Cash for the Year Ended December 31, 2006, page 40

8. We have read your response to comment 19 in our letter dated March 14, 2007. We note that you expect to have an executed credit agreement or binding commitment letter from a lender and that you will revise your disclosure once a committed rate is known. Please separately disclose the amount of interest expense calculated for your capital expenditures

from the amount of interest expense calculated for the $50 million in borrowings to be used towards the distribution to Quicksilver and the Private Investors. After reviewing this information once it is revised, we may raise additional comments.

9. We note you deleted the pro forma cash interest expense associated with the $50 million in borrowings under your revolving credit facility. The pro forma adjustment to the statement of operations gives effect to the closing of the offering as of January 1, 2006 as you indicate on page 11. As such we would expect interest expense to be reflected on $50 million for the entire period at the committed rate in the event you are able to factually support giving effect to a revolving credit facility. Please revise as appropriate.

10. Reference is made to comment 20 in our letter dated March 14, 2007. Your revision assumes a drawdown on a credit facility for which you do not yet have a commitment for funding. We reiterate our prior comment.

11. Reference is made to comment 22 in our letter dated March 14, 2007. We note the disclosure added on page 37 describing what the general partner considers in establishing cash reserves, however, please disclose the amount of cash reserves established in deriving your pro forma available cash for the year ended December 31, 2006.   If no cash reserves have been established, as it appears, please footnote the line "Pro Forma Available Cash" in the amount of $0.4 to disclose that no general cash reserves have been assumed.

Financial Forecast for the Twelve Months Ending June 30, 2008, page 43

Statement of Forecasted Results of Operations and Minimum Estimated EBITDA, page 45

12. You indicate the cash interest expense is net. Please disclose the nature and amounts netted with interest expense.

Assumptions and Considerations, page 45

13. We note your response to comment 25 in our letter dated March 14, 2007 that you have included $250,000 of non-cash expense attributable to unit awards under the 2007 Equity Plan. As previously stated, it appears you are assuming no units will be issued or entitled to distributions. Please expand your disclosure to explain why you are assuming no cash distributions and only non-cash expense associated with any units that may be awarded under the Equity Plan. If you are assuming that any amounts or cash distributions associated with the Equity Plan are immaterial to your forecasted results and estimated cash available for distribution, disclose the basis for that assumption.

14. We have read your responses to comments 26 and 27 in our letter dated March 14, 2007. Your estimate of $49.5 million in capital expenditures for the twelve month period ended June 30, 2008 is not clear in relation to the $85 million budgeted for the eighteen month period ended June 30, 2008. Please illustrate to us the dollar amount budgeted for each item, the amount of expenditures made through March 31, 2007, the amount budgeted for

the six months ended June 30, 2007 and the amount budgeted for the twelve months ended June 30, 2008. Include the stage of completion for each capital expenditure including the number of well connects for each period.

15. Please refer to comment 27 in our letter dated March 14, 2007. We note you have revised your estimate to $22.2 million for additional well connections for the twelve months ended June 30, 2008. Based on your response to comment 27 that you expect 193 wells to be drilled during the 12-month period ending June 30, 2008 and your disclosure that you estimate the average cost of $150,000 for each new well connect, it would appear $28.95 million is needed for capital expenditures for well connects. Please revise as appropriate.

16. We note your revised average debt level of $74.8 million which appears to be based on the $50 million draw at the time of the transaction and estimated capital expenditures of $49.5 million assumed to be drawn evenly throughout the twelve months ended June 30, 2008. Please expand your disclosure to explain the funding of the capital expenditures of $35.5 million that will presumably be made subsequent to December 31, 2006 and prior to June 2007 and the form of reimbursement to Quicksilver and the Private Investors.

Provisions of Our Partnership Agreement Relating to Cash Distributions, page 50

17. In your discussion of the Subordination Period, you mention that the subordination period will end if the unitholders remove your general partner other than for cause and units held by the general partner and its affiliates are not vote in favor of such removal. Considering the general partner holds a controlling number of units, it seems unlikely that this event will occur. Please revise to acknowledge that this consequence is unlikely.

Business Strategies, page 75

18. We note your response to prior comment 31 in our letter dated March 14, 2007. Please also revise to state any potential acquisitions that are currently under consideration and describe them or, if none are currently under consideration, please state this.

Competitive Strengths, page 76

19. We note your response to comment 32 in our letter dated March 14, 2007. Please augment your disclosure to provide a more robust discussion of the principal challenges or risks facing the company so that such disclosure is equally as prominent as the disclosure you present about your strengths.

Competition, page 81

20. We note your response to comment 34 in our letter dated March 14, 2007. Please revise your disclosure so an investor can assess how you compare to your competitors in the Fort Worth Basin.

Quicksilver Gas Services LP

Unaudited Pro Forma Combined Financial Statements, page F-2

21. Please refer to comments 39 and 40 in our letter dated March 14, 2007. We reiterate our comments until such time as you have an executed credit agreement or binding commitment letter in place. After reviewing this information once it is revised, we may raise additional comments.

Quicksilver Gas Services Predecessor

Combined Statements of Cash Flows, page F-10

22. We have read your response to comment 41 in our letter dated March 14, 2007. It is not clear how you were able to conclude that accounts receivable due from the parent and other third parties for sales are not trade receivables and operating cash inflows. You state that receivables from your parent and third parties are considered loans because of centralized cash management. Please explain your rationale for concluding that because the cash inflows went to a centralized cash account instead of an individual account the receivables from sales are loans and not trade receivables. Paragraph 22(a) of SFAS 95 requires that cash inflows from the sales of services or goods be classified as an operating cash flow. Please advise or revise.

Note 4. Related Party Transactions, page F-15

23. We have read your responses to comment 44 in our letter dated March 14, 2007 and that the net change in parent advances reflects only the contributions by Quicksilver Resources Inc. to fund property, plant and equipment additions. Please explain then why the contribution amounts for property, plant and equipment additions reflected in the Combined Statements of Net Parent Equity on page F-11 are different from the amounts disclosed in Note 4. Disclose what is netted against the contribution amounts in the Combined Statements of Net Parent Equity. Further, as previously requested, include disclosure of the financing arrangements with the parent. You state in your response there were no interest charges. Please disclose that fact. Further, where an interest charge on intercompany debt has not been provided, appropriate disclosure would include an analysis of the intercompany accounts as well as the average balance due to or from related parties for each period for which an income statement is presented. The analysis of the intercompany accounts should include a listing of transactions (e.g., the allocation of costs, intercompany purchases, and cash transfers between entities) for each period for which an income statement is presented, reconciled to the intercompany accounts reflected in the balance sheets. For example, please provide a listing of transactions reconciled the to the accounts receivable-parent balance of $9,801,302 at December 31, 2006. Refer to SAB Topic 1.B.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Donna DiSilvio, Staff Accountant, at (202) 551-3201 or Michael Moran, Accounting Branch Chief, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: G. Michael O'Leary, Esq.
        (713) 238-7130